Exhibit 99.1

Ad Hoc Announcement

For Immediate Release

GPC Biotech Reports that Marketing Authorization Application for Satraplatin is to be Withdrawn

Martinsried/Munich (Germany) and Princeton, N.J., July 25, 2008 - GPC Biotech AG (Frankfurt Stock Exchange: GPC, NASDAQ: GPCB) reported that the Company has been informed by its partner for satraplatin in Europe that they plan to withdraw the Marketing Authorization Application (MAA) for satraplatin plus prednisone for the treatment of hormone-refractory prostate cancer patients whose prior chemotherapy has failed. This decision was based on a list of outstanding issues received following review by the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMEA) of the filing, which indicates that the opinion of the Committee is that the application is currently not approvable based on the information provided. GPC Biotech is working closely with its partners to determine the next steps regarding the development of satraplatin.

End of Ad Hoc Announcement

This ad hoc announcement contains forward-looking statements, which express the current beliefs and expectations of the management of GPC Biotech, including statements about the efficacy and safety of satraplatin. Such statements are based on current expectations and are subject to risks and uncertainties, many of which are beyond our control, that could cause future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Actual results could differ materially depending on a number of factors, and we caution investors not to place undue reliance on the forward-looking statements contained in this ad hoc announcement. Satraplatin may not be approved for marketing in a timely manner, if at all. We direct you to GPC Biotech's Annual Report on Form 20-F for the fiscal year ended December 31, 2007 and other reports filed with the U.S. Securities and Exchange Commission for additional details on the important factors that may affect the future results, performance and achievements of GPC Biotech. Forward-looking statements speak only as of the date on which they are made and GPC Biotech undertakes no obligation to update these forward-looking statements, even if new information becomes available in the future.

Satraplatin has not been approved by the FDA in the U.S., the EMEA in Europe or any other regulatory authority and no conclusions can or should be drawn regarding its safety or effectiveness. Only the relevant regulatory authorities can determine whether satraplatin is safe and effective for the use(s) being investigated.

For further information, please contact:

GPC Biotech AG

Investor Relations & Corporate Communications

Phone: +49 (0)89 8565-2693

ir@gpc-biotech.com

In the U.S.: Laurie Doyle

Director, Investor Relations & Corporate Communications

Phone: +1 609-524-5884

usinvestors@gpc-biotech.com

Additional media contacts for Europe:

MC Services AG

Phone: +49 (0) 89 210 228 0

Raimund Gabriel

raimund.gabriel@mc-services.eu

Hilda Juhasz

hilda.juhasz@mc-services.eu

Additional investor contact for Europe:

Trout International LLC

Mike Booth, Senior Vice President

Phone: +44 207 936 9326

mbooth@troutgroup.com